Exhibit 10.3

May 9, 2005

Via Facsimile (612) 667-9825
And overnight courier

Wells Fargo Bank, N.A.
Corporate Trust Services
Sixth & Marquette; N9303-120
Minneapolis, MN 55479
Attention: Corporate Trust Administration:
AMERCO Notes

Re: <u>Notice of Redemption of Notes</u>
        AMERCO (the "Company") 9% Second Lien Senior Secured Notes due 2009 (the
        "Notes")

Ladies and Gentlemen:

On behalf of the Company, this is to notify you that pursuant to Section 3.07 of
the Indenture of the Company, dated as of March 1, 2004 (the "Indenture") relating to the
Notes, the Company has elected to redeem Notes in an aggregate amount of
$200,000,000. The date of the redemption is June 8, 2005 and the redemption price is
105.5% of the principal amount of Notes to be redeemed plus accrued and unpaid
interest, if any, to, but excluding the redemption date.

Enclosed are (a) the required Officer's Certificate pursuant to Sections 3.01 and
3.03 of the Indenture and (b) a form of notice of redemption to be sent to the Holders (as
defined in the Indenture) of the Notes.

You are hereby requested and authorized to (i) deliver to the Holders of the Notes
a notice of redemption substantially in the form attached hereto and (ii) take any other
necessary steps to complete the redemption in the manner provided in the Indenture.

Please provide us with the wire transfer information for the account required for
the redemption funds pursuant to Section 3.05 of the Indenture, so that we may forward
the funds to this account, pending completion of the redemption.

Very truly yours,

AMERCO

By: _____
Name: Gary B. Horton
Title: Treasurer